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16021766

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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15719

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2014 (MM/DD/YY) AND ENDING 09/30/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial America Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1325 Carnegie Ave.
(No. and Street)

Cleveland	Ohio	44115
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John D. Rukenbrod 216-781-5060
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hobe & Lucas Certified Public Accountants, Inc.
(Name – *if individual, state last, first, middle name*)

4807 Rockside Road Suite 510	Independence	Ohio	44131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John D. Rukenbrod, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial America Securities, Inc., as of September 30, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President



NOTARIAL SEAL
STATE OF OHIO

MARY HERSMAN
NOTARY PUBLIC - OHIO
Recorded In Cuyahoga County
My Commission Expires 12-03-19

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL AMERICA SECURITIES, INC. AND SUBSIDIARY

SEPTEMBER 30, 2015

TABLE OF CONTENTS

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 Phone: (216) 524.8900
Independence, Ohio 44131 Fax: (216) 524.8777
http://www.hobe.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Shareholders
Financial America Securities, Inc. and Subsidiary
Cleveland, Ohio

We have audited the accompanying consolidated statement of financial condition of Financial America Securities, Inc. and Subsidiary (a State of Ohio corporation) as of September 30, 2015, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Financial America Securities, Inc. and Subsidiary's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Financial America Securities, Inc. and Subsidiary as of September 30, 2015, and the results of its operations and its cash flows for the year then ended in accordance with principles generally accepted in the United States of America.

The Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 and Schedule II – Material Differences in Computation of Net Capital have been subjected to audit procedures performed in conjunction with the audit of Financial America Securities, Inc. and Subsidiary's financial statements. The supplemental information is the responsibility of Financial America Securities, Inc. and Subsidiary's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I - Computation of Net Capital

Pursuant to Rule 15c3-1 and Schedule II – Material Differences in Computation of Net Capital are fairly stated, in all material respects, in relation to the financial statements as a whole.

Hobe and Lucas
Certified Public Accountants, Inc.

Independence, Ohio
December 8, 2015

FINANCIAL AMERICA SECURITIES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2015

ASSETS

Assets		
Cash and cash equivalents		$ 20,997
Deposit with clearing organization		56,924
Securities owned at fair value		1,691
Accounts receivable		15,627
Advances		3,056
Loan receivable – shareholders		12,642
Prepaid expenses		4,151
Deferred taxes		25,480
Deposits		2,259
Total Assets		$ 142,827

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable	$ 12,657	
Accrued expenses	36,087	
Unearned revenue	8,651	
Note payable	1,500	58,895
Stockholders' Equity		
Preferred stock 'B', $1,000 par value, 300 shares Authorized, 83 shares issued and outstanding	83,000	
Preferred stock 'C', $1,000 par value, 100 shares authorized 25 shares issued and outstanding	25,000	
Common stock, no par value, 700 shares authorized, 626 shares issued and 469 shares outstanding	781	
Additional paid in capital	227,936	
Retained Earnings	(109,863)	
	226,854	
Less: Treasury stock, at cost - 157 shares common, 29 shares preferred	142,922	83,932
		$ 142,827

See accompanying notes to financial statements.

FINANCIAL AMERICA SECURITIES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2015

Revenue		
Commissions:		
Commission on transactions in listed equity securities executed on an exchange	$ 1,374	
Commission on transactions in exchange listed equity securities executed over-the-counter	215,925	
All other securities commissions	392,822	
Total securities commissions		$ 610,121
Net gains (losses) on firm security investment accounts - including unrealized gains (losses)		(915)
Fees for account supervision, investment advisory and administrative services		63,460
Other revenue related to securities business		41,486
		714,152
Expenses		
Registered representatives' compensation	427,968	
Clerical and administrative compensation and benefits	127,423	
Taxes and other employment cost	447	
Clearance paid to non-brokers	36,547	
Telephone and internet	16,137	
Occupancy cost	17,658	
Regulatory fees	29,025	
Professional fees	45,785	
Insurance	16,492	
Dues and subscriptions	781	
Equipment lease	3,945	
Quotation expense	15,153	
Interest expense	150	
Other expenses	15,519	
Total expenses		753,030
Net Loss		$ (38,878)

See accompanying notes to financial statements.

FINANCIAL AMERICA SECURITIES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2015

	Common Stock	Preferred Stock 'B'	Preferred Stock 'C'	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balance - October 1, 2014	$ 781	$ 83,000	$ 25,000	$ 227,936	$ (68,985)	$ (137,564)	$ 130,168
Dividends Paid					(2,000)		(2,000)
Net Income (Loss)					(38,878)		(38,878)
Stock Repurchase						(5,358)	(5,358)
Balance - September 30, 2015	$ 781	$ 83,000	$ 25,000	$ 227,936	$ (109,863)	$ (142,922)	$ 83,932

See accompanying notes to financial statements.

FINANCIAL AMERICA SECURITIES, INC AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2015

Cash Flows From Operating Activities		
Net loss	$	(38,878)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Net loss on firm security investment account		915
Change in assets and liabilities:		
Decrease in accounts receivable		21,746
Decrease in prepaid expenses		2,097
Increase in advances		(3,056)
Decrease in accounts payable		(12,742)
Decrease in accrued expenses		(696)
Increase in unearned revenue		8,651
Net Cash Used in Operating Activities		(21,963)
Cash Flows From Financing Activities		
Net decrease in note receivable - shareholders		5,358
Net borrowing in note payable		1,500
Repurchase of common stock		(5,358)
Payment of dividends		(2,000)
Net Cash Used in Financing Activities		(500)
Net Decrease in Cash and Cash Equivalents		(22,463)
Cash and Cash Equivalents - October 1, 2014		43,460
Cash and Cash Equivalents- September 30, 2015	$	20,997
Supplemental Disclosure of Cash Flow Information:		
Interest paid	$	150
Income taxes paid	$	-

See accompanying notes to financial statements.

FINANCIAL AMERICA SECURITIES, INC. AND SUBSIDIARY
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2015

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Operations
Financial America Securities, Inc. and Subsidiary (the Company) is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates as an introducing broker and provides full-service brokerage services to institutional and retail customers on a fully disclosed basis.

Effective July 31, 2010, the Company formed a wholly-owned subsidiary, Artemis Wealth Advisors LLC (Artemis). The subsidiary provides investment advisory services.

Principles of Consolidation
At September 30, 2015, the consolidated financial statements of Financial America Securities, Inc. and Subsidiary include the accounts of the Company and its wholly-owned subsidiary, Artemis Wealth Advisors LLC. All inter-company transactions and balances have been eliminated.

Revenue Recognition
The Company recognizes commissions and related clearing and commission expenses on the trade date basis.

Investments
The Company holds investments in stocks for the benefit of the Company. They are recorded at fair market value on the trade date.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable
The Company uses the reserve method of accounting for bad debts. The allowance for doubtful accounts is calculated using the Company's historical bad debt experience and management's estimate of potential uncollectible accounts. The allowance was $-0- as of September 30, 2015.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Fair Value

Generally Accepted Accounting Principles define fair value, establish a framework for measuring fair value, and establish a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by Generally Accepted Accounting Principles, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Company's equities consist of over-the-counter stocks and the fair market value is the price on the last date traded.

The following table presents the investments carried on the Consolidated Statement of Financial Condition by level within the valuation hierarchy as of September 30, 2015:

	Assets at Fair Value as of September 30, 2015			
	Level 1	Level 2	Level 3	Total
Equities	$ - 0 -	$ 1,691	$ - 0 -	$ 1,691
	$ - 0 -	$ 1,691	$ - 0 -	$ 1,691

Cash and Cash Equivalents

The Company considers financial instruments with an original maturity of less than 90 days to be cash equivalents.

NOTE 2 - INCOME TAXES

The Company is taxed as a C corporation and required to pay federal corporate income taxes on its taxable income. The Company provides for taxes based upon financial income without regard to the period in which they are assessable for tax purposes.

The provision for income taxes at September 30, 2015 is comprised of the following:

Current	$ 0
Deferred	0
	$ 0

Deferred income taxes are provided for temporary differences between tax and financial statement reporting. The principal sources of temporary differences are different methods for recording depreciation and unrealized gains (losses) on firm investments for financial accounting and tax purposes. The Company has recorded a valuation allowance for unrealized losses, as the Company is not sure whether they will be able to use these future losses. The Company also has net operating losses in the amount of $212,600, expiring between 2031 and 2035.

The Company's deferred tax assets and liabilities at September 30, 2015 consist of:

Deferred tax asset	$ 42,000
Valuation allowance	(16,520)
Deferred tax liability	-
	$ 25,480

The change in the valuation allowance was $0 for the year ended September 30, 2015.

The financial statements reflect only the Company's tax positions that meet a "more likely than not" standard that, based on their technical merits, have a more than 50 percent likelihood of being sustained upon examination. The Company did not recognize any interest or penalties on uncertain tax positions on the balance sheet for the period ended September 30, 2015. Company management has determined that no reasonably possible changes will be made over the next 12 months regarding their tax positions. Reporting periods ending September 30, 2012, September 30, 2013 and September 30, 2014 are subject to examination by major taxing authorities.

NOTE 3 - NET CAPITAL PROVISION OF RULE 15c3-1

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission to maintain minimum net capital, as defined, equal to $5,000. At September 30, 2015, the Company's net capital was $41,807, which was $36,807 more than the minimum required net capital. At September 30, 2015, the Company's ratio of aggregate indebtedness to net capital was 141%.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

Under the terms of the Company's agreement with its clearing firm, the Company has ultimate responsibility for any loss, liability, damage, cost or expense incurred as a result of the failure of any account to make timely payment for the securities purchased or timely and good delivery of securities sold on the account. In the opinion of management, the ultimate settlement of these matters will not have a material adverse effect on the financial position of the Company.

On October 10th, 2014, the Company was named to a FINRA mandatory arbitration involving a former customer and a former registered representative. The arbitration alleges that the Company failed to properly supervise Mr. Unger while he made investment decisions on behalf of the claimant. Based on advice from their legal consul the Company believes these claims to be baseless and without merit. The Company also believes that they will be exonerated by the arbitration panel.

NOTE 5 - RELATED PARTY COMMITMENTS

The Company occupies office facilities on a month-to-month basis, leasing the space from a firm whose majority principal is a minority stockholder in the Company. Monthly rent is $1,350.

Rent expense was $16,200 for the year ended September 30, 2015, all of which was paid to the related party.

There is one loan outstanding to a current shareholder of the Company. The loan, totaling $12,642, is in the form of an unsecured promissory note due and payable within the ensuing twelve months.

NOTE 6 - PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. Depreciation for financial statement purposes is computed over the estimated useful lives of the assets using the straight-line method. The depreciation rates for furniture and fixtures are based on a useful life of 5 - 7 years.

NOTE 7 - LEASES

The Company leases equipment used in its business. In May, 2013, the Company entered into an operating lease agreement with an unrelated entity for the use of a copy machine. The operating lease term is 39 months with payments of $274 monthly. Total leased equipment expense was $3,945 for the year ended September 30, 2015.
Aggregate future minimum lease commitments for years subsequent to September 30, 2015 are as follows:

Year Ended September 30,	
2016	$3,014

NOTE 8 - PENSION PLAN

The Company has a SIMPLE plan. Contribution expense for the year ended September 30, 2015 was $1,947.

NOTE 9 - CONCENTRATION OF CREDIT RISK

The Company maintains cash in financial institutions which, from time to time, may exceed federally insured limits.

NOTE 10 - INVESTMENTS

The Company holds investments in equities that are valued as follows:

Cost	$	105,005
Unrealized loss		(103,314)
Fair Market Value	$	1,691

NOTE 11 - FINANCIAL DATA OF SUBSIDIARY

The consolidated financial statements include the accounts of Artemis Wealth Advisors LLC, which include:

Assets	$	5,590
Liabilities	$	8,651
Net Worth		(3,061)
	$	5,590

Additionally, $200 of common stock in Artemis was eliminated at September 30, 2015.

NOTE 12 – PREFERRED STOCK

The Company issued non-voting preferred stock 'B'. There are no fixed dividends; any dividend on the preferred shares shall be noncumulative and payable when declared by the Board of Directors. The Board of Directors may redeem some or all of the preferred shares at a price equal to $1,000 per share.

In 2014, the Company issued non-voting preferred stock 'C'. There is a fixed dividend of 8%, which is payable quarterly The Board of Directors may redeem, after 3 years of issuance, some or all of the preferred 'C' shares at a price equal to $1,000 per share. Class C Preferred Shares are interpreted to mean that an owner of Class C Preferred Shares is not required to have said shares redeemed after three years. There is a put feature to the investor allowing for payment, on demand, at par plus accrued interest once every twelve months from execution date of the Subscription agreement and acceptance of payment to FASI. In addition, FASI will retain a call feature on the securities with the ability to repurchase the preferred stock at a $1000 per share plus accrued interest every twelve months from purchase date. Notice of the call or put must be provided in writing thirty days prior date of the proposed exercise. This feature will be in effect for three years from date of signing. At the end of three years, investor may elect to convert the preferred shares into common shares of Financial America Securities Inc, at a valuation of 2 times previous months per common share book value determined by FASI's previous month focus filing with FINRA, or accept the cash repayment of the investment plus accrued interest.

As of September 30, 2015, $2,000 in dividends is accrued and unpaid.

NOTE 13 - SUBSEQUENT EVENTS

The Company has evaluated all subsequent events through December 8, 2015 the available date of issuance of the financial statements.

FINANCIAL AMERICA SECURITIES, INC. AND SUBSIDIARY

SUPPLEMENTAL FINANCIAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

SEPTEMBER 30, 2015

FINANCIAL AMERICA SECURITIES, INC. AND SUBSIDIARY
SCHEDULE I - COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
SEPTEMBER 30, 2015

Net Capital		
Total stockholders' equity from statement of financial condition	$	83,932
Non-allowable assets:		
Unsecured receivables		(600)
Deposits		(2,259)
Prepaid expenses		(4,151)
Loan receivable		(12,642)
		64,280
Deferred taxes resulting from unrealized losses on securities		(25,480)
Net capital before haircuts on security positions		38,800
Haircuts on securities		(254)
Net capital(deficit) of Subsidiary		3,261
Net capital	$	41,807
Aggregate indebtedness	$	58,895
Computation of basic net capital requirement		
6-2/3% of aggregate indebtedness	$	3,926
Minimum required net capital	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	36,807
Excess net capital at 1,000%	$	35,918
Percentage of aggregate indebtedness to net capital		141%

Additional Statements
The Company is not required to present the schedule "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3.

See accompanying notes to financial statements.

FINANCIAL AMERICA SECURITIES, INC. AND SUBSIDIARY
SCHEDULE II - MATERIAL DIFFERENCES IN COMPUTATION OF NET CAPITAL
SEPTEMBER 30, 2015

The audit of Financial America Securities, Inc. and Subsidiary, disclosed the following difference in the computation of net capital from the broker-dealer's corresponding unaudited Part IIA, Focus Report.

Net Capital		
Computation of net capital per the Focus Report	$	72,312
Adjustments due to original reporting errors on the Focus Report		
Overstatement of cash assets		(21,560)
Understatement of non-allowable assets		(394)
Adjustments due to year-end audit entries		
Asset and liability adjustments		(5,343)
Increase in treasury stock		(3,208)
Net Capital	$	41,807
Aggregate indebtedness	$	58,895
Computation of basic net capital requirement 6-2/3% of aggregate indebtedness	$	3,926
Minimum required net capital	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	36,807
Excess net capital at 1,000%	$	35,918
Percentage of aggregate indebtedness to net capital		141%

See accompanying notes to financial statements.

FINANCIAL AMERICA SECURITIES, INC. AND SUBSIDIARY

STATEMENT OF EXEMPTION PURSUANT TO RULE 15C3-3

SEPTEMBER 30, 2015

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 Phone: (216) 524.8900
Independence, Ohio 44131 Fax: (216) 524.8777
http://www.hobe.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors
Financial America Securities, Inc. and Subsidiary
Cleveland, Ohio

We have reviewed management's statements, included in the accompanying Statement of Exemption Pursuant to Rule 15c3-3, in which (1) Financial America Securities, Inc. And Subsidiary identified the following provisions of 17 C.F.R. §15c3-3(k) under which Financial America Securities, Inc. And Subsidiary claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemptive provisions") and (2) Financial America Securities, Inc. And Subsidiary stated that Financial America Securities, Inc. And Subsidiary met the identified exemptive provisions throughout the most recent fiscal year without exception. Financial America Securities, Inc. And Subsidiary's management is responsible for compliance with the exemptive provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Financial America Securities, Inc. And Subsidiary's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to about for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Hobe and Lucas
Certified Public Accountants, Inc.

Independence, Ohio
December 8, 2015

Financial America Securities, Inc.
Investment Securities
Member FINA SIPC
1325 Carnegie Avenue · Cleveland, Ohio 44115 · 216/781-5060 · FAX 216/781-5379

November 30, 2015

FINANCIAL AMERICA SECURITIES, INC. AND SUBSIDIARY
SEPTEMBER 30, 2015

STATEMENT OF EXEMPTION PURSUANT TO RULE 15c3-3

The Company claims an exemption from Rule 15c3-3(k)(2)(ii). The Company, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and we promptly transmit all customer funds and securities to our clearing agent, Hilltop Securities, Inc., which carries all of the accounts of our customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the rule.

To the best of our knowledge, the Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

John D. Rukenbrod



President/Chief Operations Officer

December 8, 2015

To Hobe & Lucas CPA's, Inc.
4807 Rockside Road, Suite 510
Independence, Ohio 44131

In connection with your engagement to apply agreed-upon procedures to the Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) of Financial America Securities, Inc. and Subsidiary for the year ended September 30, 2015, we confirm, to the best of our knowledge and belief, as of the date of this letter, the following representations made to you during your engagement.

1) We are responsible for the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934.

2) We are responsible for establishing and maintaining effective internal control over compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

3) We are responsible for the presentation of the Schedule of Assessment and Payments (Form SIPC-7) in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934.

4) As of September 30, 2015, the Schedule of Assessment and Payments is presented in compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934.

5) We are responsible for selecting the agreed-upon procedures criteria and for determining that such criteria are sufficient and appropriate for our purposes.

6) We have disclosed to you all known noncompliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7), including noncompliance occurring after September 30, 2015.

7) We have made available all documentation and other information that we believe is relevant to our compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

8) There have been no communications from regulatory agencies, internal auditors, or other independent accountants or consultants regarding possible noncompliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7), including communications received between September 30, 2015 and the date of this letter.

9) We have responded fully to all inquiries made to us by you during the engagement.

10) No events have occurred subsequent to September 30, 2015 and through the date of this letter that would require adjustment to or modification of the Schedule of Assessment and Payments.

11) Your report is intended solely for the information and use of Financial America Securities, Inc. and Subsidiary, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation, and is not intended to be and should not be used by anyone other than these specified parties.

Signature: ______________________________

Title: __________________________________

December 8, 2015

To Hobe & Lucas CPA's, Inc.
4807 Rockside Road, Suite 510
Independence, Ohio 44131

This representation letter is provided in connection with your audit of the financial statements of Financial America Securities, Inc. and Subsidiary, which comprise the consolidated statement of financial condition as of September 30, 2015, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the year then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplementary information, for the purpose of expressing an opinion as to whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States (U.S. GAAP). We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement. An omission or misstatement that is monetarily small in amount could be considered material as a result of qualitative factors.

We confirm, to the best of our knowledge and belief, as of December 8, 2015, the following representations made to you during your audit.

- We have fulfilled our responsibilities, as set out in the terms of the audit engagement letter dated September 23, 2015, including our responsibility for the preparation and fair presentation of the financial statements pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information.
- The financial statements referred to above are fairly presented in conformity with U.S. GAAP and include all disclosures necessary for such fair presentation and disclosures required to be included by the laws and regulations to which the Company is subject.
- We have provided you with:
    - Access to all financial records and other information, of which we are aware, that is relevant to the preparation and fair presentation of the financial statements, such as records, documentation, and other matters, including the names of all related parties and all relationships and transactions with related parties.
    - Additional information that you have requested from us for the purpose of the audit.
    - Unrestricted access to persons within the entity from whom you determined it necessary to obtain audit evidence.
    - Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared. The most recent meeting was held on June 29, 2015.

- We acknowledge our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements and supplementary information that are free from material misstatement, whether due to fraud or error.
- We acknowledge our responsibility for the design, implementation, and maintenance of internal control to prevent and detect fraud.
- The books and records underlying the financial statements and supplemental information have been reconciled to supporting data and properly adjusted as necessary.
- All material transactions have been properly recorded in the accounting records and reflected in the financial statements.
- We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud.
- We have no knowledge of any fraud or suspected fraud that affects the entity and involves:
    - Management,
    - Employees who have significant roles in internal control, or
    - Others where the fraud could have a material effect on the financial statements.
- We have no knowledge of any allegations of fraud or suspected fraud affecting the Company's financial statements communicated by employees, former employees, regulators, or others.
- We have no knowledge of any violations or suspected violations of laws and regulations whose effects should be considered when preparing financial statements or as a basis for recording a loss contingency.
- Related party relationships and transactions, including sales, purchases, loans, transfers, leasing arrangements, guarantees, and amounts receivable from or payable to related parties, have been properly accounted for and adequately disclosed in the financial statements.
- Significant assumptions we used in making accounting estimates, including those measured at fair value, are reasonable.
- Significant estimates and material concentrations known to management have been properly disclosed in accordance with U.S. GAAP.
- The effects of uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. A list of the uncorrected misstatements is attached to the representation letter.
- The effects of all known actual or possible litigation, claims, and assessments have been accounted for and disclosed in accordance with U.S. GAAP.
- Guarantees, whether written or oral, under which the company is contingently liable, have been properly recorded or disclosed in accordance with U.S. GAAP.
- All securities exchange memberships and participation in joint accounts carried by others have been properly recorded.
- There are no material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, etc., whose value depends on the fulfillment of conditions regarded as uncertain.

- All borrowings and financial obligations of which we are aware are included in the financial statements, and all borrowing arrangements of which we are aware are disclosed.
- There are no securities or investments not readily marketable owned by us or borrowed under subordination agreements that have not already been disclosed.
- The Company has assessed the impact of FASB ASC 740, Income Taxes , and has determined that no material liability is required to be recorded.
- There are no borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement.
- We have disclosed to you all known actual or possible litigation, claims, and assessments whose effects should be considered when preparing the financial statements.
- There are no unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with *FASB Accounting Standards Codification 275, Risks and Uncertainties.*
- We have obtained the service auditor's report from our service organization Southwest Securities. We have reviewed that report, including the complementary user controls. We have implemented the relevant user controls and they were in operation for the year ended September 30, 2015.
- There are no other liabilities or gain or loss contingencies that are required to be accrued or disclosed under GAAP.
- There no other liabilities or gain or loss contingencies that are required to be accrued or disclosed under GAAP.
- There are no side agreements or other arrangements (either written or oral) that have not been disclosed to you.
- The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.
- Information about financial instruments with off-balance-sheet risk and financial instruments (including receivables) with concentrations of credit risk have been properly disclosed.
- We have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.
- We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.
- We understand and acknowledge our responsibility for presenting the supplementary information in accordance with U.S. GAAP and Rule 17a-5 of the Securities and Exchange Act of 1934. We believe the supplementary information, including its form and content, is fairly presented in accordance with U.S. GAAP and SEC Rule 17a-5. The methods of measurement and presentation of the supplementary information have not changed from those used in the prior period. The form and content of the supplementary information complies, in all material respects, with the regulatory requirements of SEC Rule 17a-5. We are responsible for, and have disclosed to you, any significant assumptions or interpretations underlying the measurement and presentation of the supplementary information, and we believe that those assumptions or interpretations are appropriate.

- There have been no regulatory examination reports, supervising correspondence, or similar materials received from applicable regulatory agencies, including communications concerning supervisory actions or noncompliance with, or deficiencies in, rules, regulations, or supervisory actions during the year ended September 30, 2015 or through December 8, 2015.
- There are no capital withdrawals anticipated within the next six months other than in the ordinary course of business.
- We are responsible for establishing and maintaining adequate internal control for safeguarding the Company's securities and for the practices and procedures relevant to the objectives of SEC Rule 17a-5(g), including making periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule 15c3-1 and for maintaining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we do not maintain practices and procedures related to the following:
    - Making quarterly securities examinations, counts, verifications, and comparisons, and recording the differences as required by Rule 17a-13.
    - Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
- We believe that our practices and procedures were adequate at September 30, 2015 to meet the SEC's objectives. There have been no significant changes in internal control since September 30, 2015.
- We acknowledge our responsibility for compliance with the identified exemption provisions throughout the year, and our assertions that we are exempt under Rule 15c3-3(k)(2)(ii) and that we maintained the exemption throughout the year, which are the responsibility of management. We have made available to you all records and other information relating to our assertions, including communications from regulatory agencies, internal auditors, and others who perform equivalent functions and compliance functions concerning possible exceptions to exemption provisions through the date of the review report. There have been no known events or other factors subsequent to the period addressed in our assertions that might significantly affect our compliance with the identified exemption provisions.
- The Company has been in compliance with the exemptive provisions of SEC Rule 15c3-3 at all times during the year ended September 30, 2015 and through December 8, 2015.
- Net capital computations prepared by us during the period October 1, 2014 through December 8, 2015 indicated that we were in compliance with the requirements of The Net Capital Rule (SEC Rule 15c3-1) at all times during the period. The Company is not subject to, and did not prepare, a calculation for reserve requirements of SEC Rule 15c3-3.
- There were no significant deficiencies, material weaknesses, or material inadequacies at September 30, 2015 or during the period October 1, 2015 through December 8, 2015, in internal control over financial reporting and control activities for safeguarding the Company's securities (as well as other assets), and the practices and procedures followed in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital as defined in accordance with the Net Capital Rule (SEC Rule 15c3-1).
- There are no outstanding past due PCAOB accounting support fees.

No events have occurred subsequent to the balance sheet date and through the date of this letter what would require adjustment to, or disclosure in, the financial statements.

Signature: ______________________________

Title: __________________________________

Client: *F118 - Financial America Securities, Inc. And Subsidiary*
Engagement: *2015 - FINANCIAL AMERICA SECURITIES, INC. AND SUBSIDIARY*
Trial Balance: *3000.01 - TB*
Workpaper: *3700.10 - Passed Journal Entries Report*

Account	Description	W/P Ref	Debit	Credit
Passed Journal Entries JE # 1		**5200.02**		
To Record Correct Audit Fee				
8010	Professional - Audit		996.00	
2310	Accrued Audit & Tax			996.00
Total			**996.00**	**996.00**
Passed Journal Entries JE # 3		**4200.01**		
To Accrue Commissions Receivable, and Commissions Payable				
1210	Commissions Rcvable - Clearing		7,548.00	
5010	Commissions Paid - RR		4,529.00	
2210	Accrued Commissions			4,529.00
4320	12b-1 Fees - Mut Fds, Direct			7,548.00
Total			**12,077.00**	**12,077.00**
Passed Journal Entries JE # 4		**7100.06c**		
To record private placement income receivable				
1130	A/R - Miscellaneous		17,700.00	
5010	Commissions Paid - RR		15,930.00	
2210	Accrued Commissions			15,930.00
4350	Commissions - Private Placement			17,700.00
Total			**33,630.00**	**33,630.00**
Passed Journal Entries JE # 7		**7100.06d**		
To correct payment to Longwood on over-deposit of PP income				
4350	Commissions - Private Placement		600.00	
1591	Suspense-Vendor			600.00
Total			**600.00**	**600.00**
Passed Journal Entries JE # 8		**5100.03**		
To Record American Express Payable				
5220	Entertainment		87.26	
5220	Entertainment		192.50	
6320	Automobile		77.53	
6320	Automobile		175.39	
7110	Telephone		387.03	
7110	Telephone		587.97	
7230	Supplies		41.02	
7290	Dues/Subscriptions/Product Fees		21.55	
7290	Dues/Subscriptions/Product Fees		40.99	
2010	Accounts Payable			1,611.24
Total			**1,611.24**	**1,611.24**
Passed Journal Entries JE # 15		**7100.06**		
To record Private Placement income receivable from Chatsworth Investments				
1130	A/R - Miscellaneous		1,250.00	
5010	Commissions Paid - RR		1,125.00	
2210	Accrued Commissions			1,125.00
4350	Commissions - Private Placement			1,250.00
Total			**2,375.00**	**2,375.00**

Client: *F118 - Financial America Securities, Inc. And Subsidiary*
Engagement: *2015 - FINANCIAL AMERICA SECURITIES, INC. AND SUBSIDIARY*
Trial Balance: *3000.01 - TB*
Workpaper: *3700.10 - Passed Journal Entries Report*

Account	Description	W/P Ref	Debit	Credit
Passed Journal Entries JE # 21		**5500.02**		
To adjust deferred tax to actual				
1820	Deferred Federal Tax		15,720.00	
9510	Provision for Deferred Taxes			15,720.00
Total			15,720.00	15,720.00